September 16, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549

Re:	Southern Iowa BioEnergy LLC
Registration Statement on Form SB-2
File No. 333-131775

Dear Sir/Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Southern Iowa BioEnergy LLC (the "Company") hereby respectfully requests that the registration statement on Form SB-2, including all amendments and exhibits thereto (File No. 333-131775), as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on February 10, 2006, initially made effective on June 9, 2006, and made effective again on May 30, 2008 following a post-effective amendment (the "Registration Statement"), be withdrawn immediately.

The Company requests withdrawal of the Registration Statement because of unfavorable market conditions resulting in the Company's inability to raise the minimum offering amount specified in the Registration Statement.

All deposits received from subscribers were held by an escrow agent and have been returned to the respective subscribers. The Company has canceled all of the promissory notes and subscription agreements it received from subscribers. Accordingly, no securities have been sold pursuant to the Registration Statement.

The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the written order to our legal counsel to the attention of Joe Leo of BrownWinick at (515) 323-8562.

Should you have questions regarding this matter, please contact Joe Leo at (515) 242-2462. Thank you for your assistance.

Very truly yours, /s/ William T. Higdon William T. Higdon President and Director